UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

JA Solar Holdings Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share1

American Depositary Shares, each representing five ordinary shares

(Title of Class of Securities)

466090107

(CUSIP Number)

Jinglong Group Co., Ltd.

Mr. JIN Baofang

Building No.8, Noble Center, Automobile Museum East Road

Fengtai, Beijing 100070

The People’s Republic of China

Tel: +86-10-63611888

Fax: +86-10-63611999

Mr. Chin Tien HUANG

Ms. Pak Wai WONG

Wong Pak Wai Room A, 43/F, BLK 8, the Wings

9 Tong Yin Street, Tseung Kwan O, N.T., Hong Kong

Tel: +852-23899506

Fax: +852-23428114

Ms. Chi Fung WONG

Room A, 52/F, BLK 13, Central Heights

9 Tong Tak Street, Tseung Kwan O, N.T., Hong Kong

Tel: +852-23899506

Fax: +852-23428114

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1)      Not for trading, but only in connection with the listing on Nasdaq Global Select Market of American depositary shares, each representing five ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 466090107			13D

1.	Name of Reporting Person: Jinglong Group Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds AF, OO, BK
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 38,897,366
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 38,897,366
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,897,366
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.4%(1)
14.	Type of Reporting Person CO

(1)                                 Percentage calculated based on 237,853,602 ordinary shares outstanding as of March 31, 2017, as set forth in the Issuer’s annual report on Form 20-F filed with the SEC on April 26, 2017.

CUSIP No. 466090107			13D

1.	Name of Reporting Person: Mr. Jin Baofang
2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds PF, OO, BK
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 555,610
		8.	Shared Voting Power 38,897,366
		9.	Sole Dispositive Power 555,610
		10.	Shared Dispositive Power 38,897,366
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,452,976
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.6%(1)
14.	Type of Reporting Person IN

(1)                                 Percentage calculated based on 237,853,602 ordinary shares outstanding as of March 31, 2017, as set forth in the Issuer’s annual report on Form 20-F filed with the SEC on April 26, 2017.

CUSIP No. 466090107			13D

1.	Name of Reporting Person: Mr. Chin Tien Huang
2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds PF, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 10,288,775
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 10,288,775
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,288,775
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3%(1)
14.	Type of Reporting Person IN

(1)                                 Percentage calculated based on 237,853,602 ordinary shares outstanding as of March 31, 2017, as set forth in the Issuer’s annual report on Form 20-F filed with the SEC on April 26, 2017.

CUSIP No. 466090107			13D

1.	Name of Reporting Person: Ms. Chi Fung Wong
2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds PF, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 9,000,000
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 9,000,000
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%(1)
14.	Type of Reporting Person IN

(1)                                 Percentage calculated based on 237,853,602 ordinary shares outstanding as of March 31, 2017, as set forth in the Issuer’s annual report on Form 20-F filed with the SEC on April 26, 2017.

CUSIP No. 466090107			13D

1.	Name of Reporting Person: Ms. Pak Wai Wong
2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds PF, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 2,850,000
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 2,850,000
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,850,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%(1)
14.	Type of Reporting Person IN

(1)                                 Percentage calculated based on 237,853,602 ordinary shares outstanding as of March 31, 2017, as set forth in the Issuer’s annual report on Form 20-F filed with the SEC on April 26, 2017.

INTRODUCTORY NOTE

This amendment No. 7 (“Amendment No. 7”) to Schedule 13D is filed jointly by Jinglong Group Co., Ltd., Mr. Jin Baofang, Mr. Chin Tien Huang, Ms. Chi Fung Wong and Ms. Pak Wai Wong (each, a “Reporting Person” and collectively, the “Reporting Persons”), with respect to JA Solar Holdings Co., Ltd. (the “Issuer” or “Company”), pursuant to their Joint Filing Agreement dated as of November 20, 2017, filed with the Schedule 13D as Exhibit 7.03.

This Amendment No. 7 amends and supplements the statement on Schedule 13D filed on behalf of Jinglong Group Co., Ltd. with the United States Securities and Exchange Commission (the “SEC”) on December 2, 2008, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the SEC on June 11, 2009, Amendment No. 2 to Schedule 13D filed with the SEC on December 21, 2009, Amendment No. 3 to Schedule 13D filed with the SEC on September 16, 2010, Amendment No. 4 to Schedule 13D filed with the SEC on December 6, 2011, Amendment No. 5 to Schedule 13D filed with the SEC on June 8, 2015 and Amendment No. 6 to Schedule 13D filed with the SEC on June 9, 2017 (as amended and supplemented to date, the “Original Schedule 13D”). Except as provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Original Schedule 13D.

Item 3.                                                         Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

Pursuant to an agreement and plan of merger, dated as of November 17, 2017 (the “Merger Agreement”), among JASO Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”), JASO Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and a wholly directly-owned subsidiary of Holdco (“Parent”), JASO Acquisition Limited, an exempted company with limited liability incorporated under the laws of Cayman Islands and a wholly directly-owned subsidiary of Parent (“Merger Sub”) and the Company, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly directly-owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.04 as is incorporated herein by reference in its entirety.

It is anticipated that, at a price of US$7.55 in cash per ADS (each representing 5 Ordinary Shares) or US$1.51 in cash per ordinary share, approximately US$268 million will be required for (i) purchasing approximately 178,055,770 outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) not owned by the Rollover Shareholders (as defined below), (ii) paying for outstanding options, restricted shares and restricted share units to purchase Ordinary Shares and (iii) paying for transaction costs in connection with the Merger.

The financing for the Merger and other transactions contemplated by the Merger Agreement will be provided by a combination of debt and equity capital arranged by the Reporting Persons. Pursuant to a debt commitment letter, dated as of November 17, 2017 (the “Debt Commitment Letter”), delivered by CSI Finance Limited, Credit Suisse AG, Singapore Branch, Dong Yin Development (Holdings) Limited and SPDB International (Hong Kong) Limited (collectively the “Lenders”) to Merger Sub, the Lenders will provide a term loan facility in an aggregate amount of up to US$160 million to Merger Sub. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is filed as Exhibit 7.05 and is incorporated herein by reference in its entirety. In addition, pursuant to a debt commitment letter, dated as of November 17, 2017 (the “Abax Commitment Letter”), delivered by Abax Asian Structured Credit Fund II, LP (the “Noteholder”) to JASO Top Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and wholly owned by Mr. Jin Baofang (the “Borrower”), the Noteholder will subscribe for an exchangeable note to be issued by the Borrower in the principal amount of US$20 million. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Abax Commitment Letter, a copy of which is filed as Exhibit 7.06 and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Jinglong Group Co., Ltd. and JASO Top Holdings Limited (collectively, the “Sponsors”) entered into an equity commitment letter, dated as of November 17, 2017 (the “Equity Commitment Letter”) with Holdco, pursuant to which the Sponsors undertook to subscribe for newly issued ordinary shares of Holdco for an aggregate cash purchase price in immediately available funds equal to US$116 million, which will be used to fund the Merger. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is filed as Exhibit 7.07 and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, each of Jinglong Group Co., Ltd., Mr. Chin Tien Huang, Ms. Chi Fung Wong and Ms. Pak Wai Wong (each, a “Rollover Shareholder” and together, the “Rollover Shareholders”) have executed and delivered to Holdco a support agreement (the “Support Agreements”), pursuant to which an aggregate of 61,036,140 Ordinary Shares (assuming their respective options are fully exercised) owned by the Rollover Shareholders will be cancelled at the closing of the Merger in exchange for newly issued Ordinary Shares of Holdco. The Rollover Shareholders, which own an aggregate of approximately 9.3% of the outstanding Ordinary Shares, representing approximately 9.3% in the Company’s shareholder votes, also agreed, among other things, to, at the shareholders’ meeting of the Company for purposes of voting upon and approving the Merger Agreement and the transactions contemplated thereby, (i) cause its representative(s) to appear at such meeting or otherwise cause their Ordinary Shares to be counted as present thereat for purposes of determining whether a quorum is present, and (ii) vote or cause to be voted at such meeting all their Ordinary Shares (A) in favor of the approval of the Merger Agreement and any actions required in furtherance thereof, (B) against any competing acquisition proposal, (C) against any action, proposal transaction or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of such Rollover Shareholder in the Support Agreement, (D) in favor of any adjournment or postponement of the Shareholders’ Meeting as may be reasonably requested by Parent, and (E) in favor of any other matter necessary to effect the transactions under the Merger Agreement, unless the Company’s board of directors (at the direction of the Special Committee) or the Special Committee has made a change in the company recommendation. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, a copy of which is filed as Exhibit 7.08 and is incorporated herein by reference in its entirety.

Item 4.                                                         Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

On November 17, 2017, the Company announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each ADS issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares, each as defined below) will be cancelled and cease to exist in exchange for the right to receive US$7.55 in cash without interest and net of any withholding taxes. “Excluded Shares” means, collectively, Ordinary Shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by the Rollover Shareholders. Each of the Excluded Shares and ADSs representing the Excluded Shares will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor. “Dissenting Shares” means Ordinary Shares outstanding immediately prior to the Effective Time and held by holders who have validly given a written objection with respect to the Merger pursuant to Section 238(2) of the Cayman Islands Companies Law (the “CICL”) and not withdrawn or lost their dissenter’s rights pursuant to the CICL. Each Dissenting Share will be cancelled at the Effective Time for the right to receive from the surviving corporation the fair value of such Ordinary Shares as determined in accordance with the CICL.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger Agreement and the transactions contemplated thereby by holders of Ordinary Shares representing two-thirds or more of the Ordinary Shares present and voting at a shareholders’ meeting of the Company convened for purposes of voting upon and approving the Merger Agreement and the transactions contemplated thereby. The Merger Agreement may be terminated by the Company or Parent under certain circumstances.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the outstanding Ordinary Shares and ADSs not owned by the Rollover Shareholders. If the Merger is consummated, ADSs will no longer be traded on the Nasdaq Global Select Market, the ADSs and Ordinary Shares will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by Parent. The information disclosed in this paragraph and the preceding two paragraphs is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Jingling Group Co., Ltd. (the “Guarantor”) entered into a limited guaranty in favor of the Company (the “Limited Guaranty”), pursuant to which the Guarantor irrevocably and unconditionally guaranteed, subject to certain conditions, a portion of Parent’s payment obligations under the Merger Agreement for the termination fee that may become payable by Parent under certain circumstances and certain reimbursement obligations set forth therein. The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guaranty, a copy of which is filed as Exhibit 7.09, and is incorporated herein by reference in its entirety.

Item 3 of this Schedule 13D/A is incorporated herein by reference.

Other than described in Item 3 and Item 4 above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (d) of Item 4 of the Schedule 13D. The reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of the transactions that have one or more of the results described in paragraphs (a) through (d) of Item 4 of the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby supplemented as follows:

The descriptions of the Merger Agreement, the Debt Commitment Letter, the Abax Commitment Letter, the Support Agreement and the Limited Guaranty under Item 3 and Item 4 are incorporated herein by reference. The summary of certain provisions of such agreements in this Schedule 13D/A are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements.

To the best of the knowledge of the Reporting Persons, except as provided herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, or the giving or withholding of proxies, between any of the Reporting Persons, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit 7.03	Joint Filing Agreement, by and among the Reporting Persons, dated as of November 20, 2017.

Exhibit 7.04

Agreement and Plan of Merger, among JASO Holdings Limited, JASO Parent Limited, JASO Acquisition Limited and the Company, dated as of November 17, 2017, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on November 17, 2017.

Exhibit 7.05

Debt Commitment Letter, by CSI Finance Limited, Credit Suisse AG, Singapore Branch, Dong Yin Development (Holdings) Limited and SPDB International (Hong Kong) Limited in favor of JASO Acquisition Limited, dated as of November 17, 2017.

Exhibit 7.06	Commitment Letter, by Abax Asian Structured Credit Fund II, LP in favor of JASO Top Holdings Limited, dated as of November 17, 2017.

Exhibit 7.07	Equity Commitment Letter, by Jinglong Group Co., Ltd. and JASO Top Holdings Limited in favor of JASO Holdings Limited, dated as of November 17, 2017.

Exhibit 7.08	Support Agreement, by and among Jinglong Group Co., Ltd., Chin Tien HUANG, Chi Fung WONG and Pak Wai WONG and JASO Holdings Limited, dated as of November 17, 2017.

Exhibit 7.09	Limited Guaranty, by Jingling Group Co., Ltd. in favor of the Company, dated as of November 17, 2017.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2017

JINGLONG GROUP CO., LTD.

By:	/s/ Jin Baofang
	Name:	Jin Baofang
	Title:	Authorized Signatory

JIN BAOFANG

By:	/s/ Jin Baofang

CHIN TIEN HUANG

By:	/s/ Chin Tien Huang

CHI FUNG WONG

By:	/s/ Chi Fung Wong

PAK WAI WONG

By:	/s/ Pak Wai Wong

[Signature Page to Amendment No. 7]